K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

June 11, 2024
FILED VIA EDGAR
Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger Berman ETF Trust (File Nos. 333-261613; 811-23761)
- Neuberger Berman Flexible Credit Income ETF
Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on May 24, 2024, regarding your review of Post-Effective Amendment No. 17 to the registration statement on Form N-1A for Neuberger Berman ETF Trust (the “Registrant”) on behalf of Neuberger Berman Flexible Credit Income ETF (the “Fund”).  We expect to file Post-Effective Amendment No. 18 on June 11, 2024, which will go effective on June 19, 2024, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the Staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.  Each of your comments is repeated below, followed by the Registrant’s response.  Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement.
Comment 1:  Please provide a completed fee table and expense example to the Staff prior to effectiveness.
Response:  The Registrant has included the completed fee table and expense example below:
FEES AND EXPENSES
These tables below describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management fees	0.49
Other expenses[1]	0.37
Total annual operating expenses	0.86
Fee waivers and/or expense reimbursement	0.46
Total annual operating expenses after fee waivers and/or expense reimbursement[2,3]	0.40

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
June 11, 2024

1	“Other expenses” are based on estimated amounts for the current fiscal year; actual expenses may vary.
2
Neuberger Berman Investment Advisers LLC (“Manager”) has contractually undertaken to waive and/or reimburse certain fees and expenses of the Fund so that the total annual operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses, taxes including any expenses relating to tax reclaims, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund are limited to 0.39% of average net assets until 10/31/2025 (after taking into account the Fee Waiver discussed in Footnote 3 below) and 0.49% of average net assets from 11/1/2025 to 10/31/2027 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed that it will repay the Manager for fees and expenses waived or reimbursed for the Fund provided that repayment does not cause annual Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower. Any such repayment must be made within three years after the year in which the Manager incurred the expense.

[3]	The Manager has contractually undertaken to waive its management fee by 0.10% of the Fund’s average daily net assets (“Fee Waiver”). The undertaking lasts until 10/31/2025 and may not be terminated during its term without the consent of the Board of Trustees. The Fee Waiver is not subject to repayment under the expense limitation arrangement described in footnote 2 above and will not reduce expenses below the expense limitation arrangement described in footnote 2 above.

Expense Example
The expense example can help you compare costs among funds.  The example assumes that you invested $10,000 for the periods shown, that you redeemed all of your shares at the end of those periods, that the Fund earned a hypothetical 5% total return each year, and that the Fund’s expenses were those in the table.  Actual performance and expenses may be higher or lower.

1 Year	3 Years
$41	$150

Comment 2: In the footnotes to the fee table, please add disclosure to the second footnote that states that any such repayments must be made within three years of the particular day and month that the manager incurs the expense.  If you choose not to make this change, please remove the caption Fee waivers and/or expense reimbursement from the fee table or confirm that the Fund has conducted a FAS 5 analysis, has concluded that recoupment is not probable, and has provided such analysis to the Fund’s auditor.
Response: No change was made in response to this comment.  The Registrant confirms that it will conduct the FAS 5 analysis with respect to recoupment and provide the analysis to the Fund’s independent auditor.  The Fund has not yet commenced operations and cannot recoup waived fees or reimbursed expense amounts incurred prior to its operation, so any such analysis can only be done prospectively.  The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed.  FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet those requirements (i.e., it is neither probable nor estimable).

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
June 11, 2024

Comment 3:  In the footnotes to the fee table, please add disclosure to the second footnote that any repayment of the contractual expense caps disclosed in the footnote to the fee table will not cause the Fund’s operating expenses to exceed either the contractual expense limit at the time the reimbursement or waiver was made or the contractual expense limit that is in effect at the time the repayment takes place.
Response:  The Registrant has made the requested change.
Comment 4:  In the first sentence of the first paragraph of the Principal Investment Strategies section, please revise the Fund’s 80% test to reflect that the Fund will invest 80% of its net assets in debt securities.  Please also consider adding a reference to other investment companies in alignment with the formulation of the 80% test included in the second to last sentence of the Principal Investment Strategies.
Response: The Registrant has revised the Fund’s 80% test as follows:
To pursue its goal, the Fund invests at least 80% of its net assets in credit instruments, including derivative instruments ~~that are linked to or~~and other investment companies that provide investment exposure to credit instruments. The Fund defines credit instruments to include a broad array of debt securities~~,~~  including the following: corporate and sovereign bonds; securitized instruments including mortgage-backed and other asset-backed securities and credit risk transfer assets~~;~~ (unsecured general obligations of government sponsored enterprises);  municipal securities; collateralized debt obligations (“CDOs”), including collateralized loan obligations (“CLOs”); loans; tender option bonds (which ~~include~~are municipal bonds deposited into a trust or special purpose vehicles that issues two classes of certificates - floating rate certificates and residual income certificates (or inverse floaters ~~created as a part of tender option bond transactions~~)), convertible securities, contingent convertible securities, restricted securities and hybrid and preferred securities.
Comment 5:  In the second sentence of the first paragraph of the Principal Investment Strategies section, please define more precisely how the Fund defines credit instruments since the current wording suggests other securities could be included in the definition.  In addition, in response to the prior comment, please consider whether to state here that credit instruments are defined as debt securities.
Response: The Registrant refers the Staff to the revised disclosure included in its response to Comment 4.
Comment 6:  In the first sentence of the first paragraph of the Principal Investment Strategies section, please add “plus the amount of any borrowings for investment purposes” after “net assets.”

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
June 11, 2024

Response:  No change was made in response to this comment.  The Registrant has considered the Staff’s comment but because the Fund does not currently intend to borrow from banks for investment purposes, it believes the addition of this language would only confuse investors by suggesting it would borrow for investment purposes in the prospectus.  Accordingly, the Registrant believes the disclosure in the SAI is sufficient.
Comment 7:  In the Principal Investment Strategies section, please revise the disclosure to state that any derivative instruments or investment companies that the Fund includes in its 80% test will have economic characteristics similar to the securities included in the Fund’s 80% test.
Response: The Registrant believes that the current language is consistent with the Adopting Release for Rule 35d-1 (i.e., the names rule).  The Adopting Release states that 80% of a fund’s investments needs to be invested in the particular type of investment suggested by its name and indicates that a fund, in appropriate circumstances, could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (emphasis added) The Adopting Release does not require that a fund’s 80% policy use any particular language if it wants to include those synthetic instruments within the 80% basket and the Registrant believes that the current language (i.e., “that provide investment exposure”) is consistent with policy articulated by the Adopting Release for Rule 35d-1.  In this connection, the Registrant confirms that any investments included for purposes of determining that at least 80% of a Fund’s net assets are invested in credit instruments will have economic characteristics similar to such credit instruments.
Comment 8:  In correspondence, please describe the types of instruments included within the phrase “linked to or provide investment exposure to credit instruments.”
Response:  The Registrant refers the Staff to its response to Comment 7.  In addition, the Registrant has revised the disclosure as follows:
…including derivative instruments ~~that are linked to or~~and other investment companies that provide investment exposure to credit instruments.
Comment 9:  In the second sentence of the Fund’s Principal Investment Strategies section, please provide a definition of credit risk transfer (“CRT”) assets.  In addition, in Item 9, please discuss how CRTs are structured, how they are purchased, who they are purchased from, why they exist, and any potential issues related to their valuation or liquidity under the Investment Company Act of 1940, as amended.
Response:  The securities included in credit risk transfer securities typically include residential and commercial mortgage securities and asset-backed securities.  The Registrant refers the Staff to the existing disclosure in the Principal Investment Risks-Mortgage and Asset-Backed Securities and Additional Information about Principal Investment Risks-Mortgage and Asset-Backed Securities sections, which reads as follows:
Credit risk transfer assets (“CRTs”) are typically structured as unsecured general obligations of either entities guaranteed by a government-sponsored stockholder-owned corporation, though not backed by the full faith and credit of the United States, and their cash flows are based on the performance of a pool of reference loans.  CRTs are typically floating rate securities and may have multiple tranches with losses first allocated to the most junior or subordinate tranche.  This structure results in increased sensitivity to dramatic housing downturns, especially for the subordinate tranches.  Many CRTs also have collateral performance triggers (e.g., based on credit enhancement, delinquencies or defaults, etc.) that could shut off principal payments to subordinate tranches.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
June 11, 2024

In addition, the Registrant has added the following parenthetical after the mention of CRTs in the Principal Investment Strategies section:
(unsecured general obligations of government sponsored enterprises)
Comment 10:  If the Fund will invest in distressed debt as part of its principal investment strategies, please state that specifically in the Principal Investment Strategies section.
Response: The Registrant confirms that it will not invest in distressed debt as part of its principal investment strategies.
Comment 11:  The last sentence of the first paragraph of the Principal Investment Strategies section references cash equivalents and other credit instruments.  Please disclose the instruments considered to be cash equivalents.  In addition, please disclose each type of security that the Fund will invest in as part of its principal investment strategies.
Response:  The Registrant has removed the aforementioned disclosure.
Comment 12:  For the Fund’s investments in asset-based securities, please disclose if there are any particular types of underlying assets, such as credit cards, in which such asset-backed securities will be invested in.
Response:  The Registrant confirms that the Fund does not currently intend to focus on any particular underlying asset with respect to the Fund’s investments in asset-backed securities as part of its principal investment strategies.  However, at times, depending on market conditions, it is possible that the Fund may invest more in a particular underlying asset with respect to its investments in asset-backed securities.
Comment 13:   A number of the Fund’s investments appear to be lower related securities.  Please disclose the anticipated percentage of the Fund’s portfolio that will be invested in below investment grade securities.
Response:  No change was made in response to this comment.  The Registrant refers the Staff to the disclosure in its Principal Investment Strategies section which states that the Fund may invest without limit in below investment grade securities.  In connection with this language, the Registrant confirms that the percentage of the Fund’s portfolio invested in below investment grade securities will vary depending on market conditions and there is no targeted percentage of such investments.
Comment 14:   Please consider adding to the Principal Investment Strategies section, as appropriate, a definition of tender option bonds and inverse floaters.
Response:  The Registrant refers the Staff to the revised disclosure included in its response to Comment 4.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
June 11, 2024

Comment 15:   Please clarify the meaning of the third sentence of the second paragraph in the Principal Investment Strategies section.
Response:  The Registrant has revised the disclosure as follows:
The Fund does not ~~normally~~typically invest in ~~or continue to hold~~distressed securities, including those that are in default ~~or have defaulted with respect to the payment of interest or repayment of~~, as part of its principal~~,~~ investment strategy but may do so ~~depending on market or other conditions. The Fund may invest in or continue to hold securities that the Portfolio Managers believe have ratings or other factors that imply an imminent risk of default with respect to such payments.~~ from time to time.  In addition, if a security becomes distressed or goes into default, the Fund may continue to hold that security.
Comment 16:   Please confirm in correspondence whether the Fund will invest in contingent convertible securities.  If so, please add the appropriate risk disclosure.
Response:  The Registrant confirms that the Fund will invest in contingent convertible securities and has added related risk disclosure to the Principal Investment Risks and Additional Information about Principal Investment Risks sections.
Comment 17:   The fourth paragraph of the Principal Investment Strategies section lists several indices to disclose how the Fund defines emerging markets.  Is there a difference among these indices as to how they define emerging markets?  Since this is not an emerging markets fund, consider whether it is necessary to include all of these indices for the Fund.
Response:  The Registrant has removed the aforementioned disclosure.
Comment 18:   The Principal Investment Strategies-Investment Philosophy and Process section references the “Portfolio Management Team,” whereas elsewhere in the Principal Investment Strategies section it references the “Portfolio Managers” or “team.”  Please conform or clarify references throughout.
Response:  The Registrant has conformed all references to refer to “Portfolio Managers”.
Comment 19:   In the two bullets in the Principal Investment Strategies-Investment Philosophy and Process section, please disclose clearly and in plain English how the Fund determines what to buy, what analysis the Fund undergoes and what specific data it looks at in making its investment decisions.  In particular, as the Fund invests in sophisticated credit instruments, please disclose how it chooses the types of instruments to invest in and how those instruments allow the Fund to achieve its goal.
Response:  The Registrant has replaced the two bullets with the following:
◾
Portfolio Strategy: The Portfolio Managers establish an asset allocation framework for the Fund which determines the specific sector allocations (e.g., high yield, investment grade, securitized assets, government, emerging markets debt, bank loans) for the Fund with the objective of capturing the best relative value among different sectors.  The inputs to the asset allocation framework include both quantitative and qualitative factors, including the macroeconomic views of the Portfolio Managers, current market conditions, the Portfolio Managers’ assessment of sector valuations, credit analysis, duration/yield curve positioning, current exposures to sectors, countries and currencies, and the Portfolio Managers’ assessment of macro-opportunities.  The Portfolio Managers’ asset allocation framework is dynamic and allocation adjustments are made by the Portfolio Managers’ based on an assessment of the changes in the quantitative and qualitative factors.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
June 11, 2024

◾
Strategy Implementation: Once the Portfolio Managers establish an asset allocation framework for the Fund, the Portfolio Managers select securities within each sector allocation by employing bottom-up security analysis utilizing the research generated by the internal credit research teams that are specialists in particular sectors based on, among other things, an analysis of cash flows, ability to pay principal and interest, balance sheet composition, and market positioning.

Comment 20:   The Principal Investment Strategies-Investment Philosophy and Process-Portfolio Strategy section states that the “The Portfolio Management Team establishes the investment profile for the Fund.”  Please clarify what investment profile means, if it changes over time, and if so, what prompts such change.  Further, as the Fund engages in active trading, please disclose on what basis it chooses to turn over its investments.
Response:  The Registrant refers the Staff to the revised disclosure included in its response to Comment 19.
Comment 21:   In the Principal Investment Strategies-Investment Philosophy and Process section, please consider whether any adjustment to the second paragraph is needed where it discusses ESG factors based on any changes made in response to comments 19 and 20.
Response:  The Registrant refers the Staff to the revised disclosure included in its response to Comment 19.  In addition, the Registrant has replaced the first sentence of the second paragraph of the Principal Investment Strategies-Investment Philosophy and Process section with the following:
The investment process utilizes both third-party data as well as internally generated data, including those produced by internal credit research teams that are specialists in particular sectors.  Research generated by the internal credit research teams is derived from a variety of sources (e.g., financial and economic data, company disclosed data, market data, discussions with company management).
Comment 22:   In the second paragraph of the Principal Investment Strategies-Investment Philosophy and Process section, please clarify what is meant in item (c) in the first sentence.  For example, please clarify whether this refers to the contrast between the internal outlook and the market outlook.
Response:  The Registrant has removed the aforementioned disclosure.  In addition, the Registrant refers the Staff to the revised disclosure included in its response to Comment 21
Comment 23:   In second sentence of the second paragraph of the Principal Investment Strategies-Investment Philosophy and Process section, please clarify what is meant by “where applicable.”
Response:  The Registrant notes that “where applicable” refers to certain investments such as certain derivatives, securities of other investment companies, cash, and cash equivalents, where ESG factors are not expected to be financially material and thus are not considered as part of the investment process.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
June 11, 2024

Comment 24:  In the “Principal Investment Risks” section, the Fund’s risks are presented in alphabetical order.  Please consider ordering the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.  See ADI 2019-08 - Improving Principal Risks Disclosure.
Response:  While the Registrant respects the Staff’s view on principal risk disclosure, the Registrant believes the presentation of risks meets the requirements of Form N-1A.  Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal investment risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Form N-1A does not require that the risks be placed in any particular order and only requires disclosure of the principal risks of investing in the Fund.  The Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund.  Furthermore, the Fund notes that ADI-2019-08, which discussed open-end fund disclosure under Form N-1A, states clearly that the update is not a rule, regulation or statement of the Commission.
The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow.  The Registrant notes, for example, that in 2020, the markets experienced extreme volatility by the onset of the COVID-19 pandemic, an event that, only a few months before, no one would have thought to list as among the risks “most likely” to impact market returns or “associated with investment in the Registrant” or a similar investment company.  Under these circumstances, it would have been impossible to prioritize risks of investing in the Fund before the pandemic in a manner that properly took into consideration the global consequences of the pandemic.
The Registrant additionally refers the Staff to the below disclosure included in the Principal Investment Risks section for the Fund:
The actual risk exposure taken by the Fund in its investment program will vary over time, depending on various factors including the Portfolio Managers’ evaluation of issuer, political, regulatory, market, or economic developments. . . .
Each of the following risks, which are described in alphabetical order and not in order of any presumed importance, can significantly affect the Fund’s performance.  The relative importance of, or potential exposure as a result of, each of these risks will vary based on market and other investment-specific considerations.
In addition, the Fund discloses certain principal investment risks that it views as essentially operational (specifically “Operational and Cybersecurity Risk,” “Risk Management,” and “Valuation Risk,”) in a separate sub-section at the end of the “Principal Investment Risks” section in order to better highlight the market-related investment risks that are specific to the Fund’s strategy.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
June 11, 2024

Comment 25:  Please consider adding ESG risk, as appropriate, to the principal investment risks disclosure.
Response:  The Registrant respectfully refers the Staff to the disclosure in the second paragraph of the Principal Investment Risks section which mentions ESG factors as a risk for the Fund and states the following, “There can be no guarantee that the Portfolio Managers will be successful in their attempts to manage the risk exposure of the Fund or will appropriately evaluate or weigh the multiple factors involved in investment decisions, including issuer, market and/or instrument-specific analysis, valuation and ESG factors.”  In addition, as noted in the disclosure, for certain investments such as certain derivatives, securities of other investment companies, cash, and cash equivalents, ESG factors are not expected to be financially material and thus are not considered as part of the investment process.  Because ESG factors are not believed to be financially material for all investments, are not singularly determinative factors for investment decisions and are only one factor for consideration, the Registrant does not believe additional disclosure is needed in the Principal Investment Risks section.
Comment 26:  Please confirm whether the Fund will invest principally in inflation-linked debt securities.  If not, please remove the risk disclosure from the Principal Investment Risks section and move the disclosure to the additional risks section or the SAI.
Response:  The Registrant confirms that the Fund will not invest principally in inflation-linked debt securities and has removed the risk disclosure from the Principal Investment Risks section.
Comment 27:  In the Principal Investment Risks section, please confirm whether the first sentence of the Liquidity Risk section is appropriate considering the illiquid nature of many of the Fund’s investments.  Please also consider whether the illiquid nature of the Fund’s investments may have an impact on the Fund’s arbitrage mechanism and general ability to operate as an ETF.
Response:  No change was made with respect to this comment.  The Registrant respectfully refers the staff to the second to last sentence of the Principal Investment Risks-Secondary Market Trading Risk section.
Comment 28:  In the Additional Information about Principal Investment Risks – Convertible Securities Risk section, please note in the first sentence of the second paragraph that these are also known as junk bonds.
Response:  The Registrant has revised the first sentence of the second paragraph as follows:
Many convertible securities have credit ratings that are below investment grade and are subject to the same risks as an investment in lower-rated debt securities (commonly known as “junk bonds”).
Comment 29:  The Staff notes that the Prospectus states that “[t]he Fund may change its goal without shareholder approval…”  Please state whether the Fund has a policy to provide notice to its shareholders of a change in its goal and, if so, disclose such policy.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
June 11, 2024

Response:  Generally, the Fund would attempt to provide notice to shareholders prior to changing its goal; however, there may be times when the Fund is not able to provide notice prior to implementing the change.  If this occurs, the Fund will provide notice concurrently with the change in its goal.
Comment 30:  The Description of Index section lists the Bloomberg U.S. Aggregate Bond Index.  As the Fund may invest up to 40% in foreign securities and in below investment grade securities without limit, please disclose whether this is an appropriate benchmark for the Fund.
Response:  The Registrant has removed the aforementioned disclosure.
Comment 31:  In the Appendix – Related Performance Information of Similar Accounts section, in the second sentence of the first paragraph, please revise the sentence to state that composite is comprised of “all such accounts” rather than “of such accounts.”
Response:  The Registrant has made the requested change.
Comment 32:  In the Appendix – Related Performance Information of Similar Accounts section, please disclose that the Composite Net of Fee returns is net of all actual fees and expenses.
Response:  The Registrant confirms that the Composite Net of Fee returns is presented with the deduction of the highest model fee applicable to the accounts within the Composite.
Comment 33:  In correspondence, please represent that the Fund will retain records necessary to support the presentation of prior related performance as required by the Rule 204-2(a)(16) under the Investment Advisers Act of 1940 and indicate whether the performance information in the Appendix–Related Performance Information of Similar Account section was audited or verified by a third party.
Response:  The Registrant confirms that the Fund will retain records necessary to support the presentation of prior related performance as required by the Investment Advisers Act of 1940, as amended, Rule 204-2(a)(16). The performance information included in the Appendix–Related Performance Information of Similar Account has not been audited or verified by a third party.  However, the Registrant notes that the Adviser’s overall GIPS compliance was verified by a third party for the period of 2016-2022.
Statement of Additional Information
Comment 34:  With respect to the Fund’s fundamental policy on industry concentration, please clarify that while securities of foreign governments and investments in the sovereign debt of a single country are not considered an industry, they are not exempt from being counted for purposes of determining compliance with the policy on industry concentration.
Response: The Registrant believes the current disclosure in the SAI discussing the Fund’s fundamental policy on industry concentration does not indicate that securities of foreign governments or investments in the sovereign debt of a single country are exempt from being counted for purposes of determining compliance with the policy on industry concentration.  The Registrant confirms that while securities of foreign governments are not considered an industry, they will not be exempt from being counted for purposes of determining compliance with the policy on industry concentration.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
June 11, 2024

* * * * *
If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com.  Thank you for your attention to these matters.

Sincerely,

/s/ Franklin Na

Franklin Na